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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (FINAL AMENDMENT)

                                COUNTY BANK CORP
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                              (Name of the Issuer)


                                COUNTY BANK CORP
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                      (Name of Person(s) Filing Statement)

                         Common Shares, $5.00 par value
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                         (Title of Class of Securities)

                                    222407108
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                      (CUSIP Number of Class of Securities)

                                   Curt Carter
                                    President
                                County Bank Corp
                            83 West Nepressing Street
                             Lapeer, Michigan 48446
                                 (810) 664-2977
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                             Martin D. Werner, Esq.
                         Shumaker, Loop & Kendrick, LLP
                             North Courthouse Square
                               1000 Jackson Street
                             Toledo, Ohio 43624-1573
                                  419-321-1395

This statement is filed in connection with (check the appropriate box):

[ ]  a.   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]  b.   The filing of a registration statement under the Securities Act of
          1933.

[ ]  c.   A tender offer.

[X]  d.   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee

     Transaction valuation*                          Amount of filing fee**
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          $2,902,680                                        $341.65



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $341.65

Form or Registration No.: Rule 13e-3 Transaction Statement on Schedule 13E-3
                         (File No. 005-81041)

Filing Party:             County Bank Corp

Date Filed:               October 7, 2005


* Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $2,902,680 of cash to be paid in lieu of issuing fractional shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 52,776 shares of common stock for $55.00 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $2,902,680 by .0001177.

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     This Final Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3
(this "Final Amendment") amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on October 7, 2005 by County Bank Corp, a Michigan corporation, as amended by Amendment No. 1 to Schedule 13E-3 filed by County Bank Corp on December 2, 2005, Amendment No. 2 to Schedule 13E-3 filed by County Bank Corp on December 27, 2005 and Amendment No. 3 to Schedule 13E-3 filed by County Bank Corp on January 12, 2006. This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Stock Splits (as defined below).

     A special meeting of the stockholders of County Bank Corp (the "Special Meeting") was held on February 17, 2006 to vote on a proposal to approve and adopt an amendment to County Bank Corp's Articles of Incorporation, as amended, whereby (a) County Bank Corp would effect a 1-for-500 reverse stock split of County Bank Corp's common shares, $5.00 par value (the "Common Shares") and, in lieu of issuing fractional shares to holders of less than one whole common share, stockholders holding less than 500 Common Shares immediately prior to the reverse stock split will receive cash in the amount of $55.00 for each pre-split Common Share and (b) immediately following the reverse stock split and the conversion of all fractional shares held by stockholders holding less than one whole Common Share after the reverse stock split into the right to receive cash in the amount of $55.00 per pre-split share, County Bank Corp would effect a 500-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split. Items (a) and (b) were presented as one proposal (the "Stock Splits").

     At the Special Meeting, County Bank Corp's stockholders approved the Stock Splits, with 71% of County Bank Corp's outstanding shares voting in favor of the Stock Splits. On February 27, 2006, a Certificate of Amendment to County Bank Corp's Articles of Incorporation, as amended, was filed with the Michigan Department of Labor and Economic Growth to effect the reverse stock split. This amendment was effective as of 11:58 p.m. EST on the date of filing. Also on February 27, 2006, a Certificate of Amendment was filed with the Michigan Department of Labor and Economic Growth to effect the forward stock split. This amendment was effective as of 11:59 p.m. EST on the date of filing.

     The Stock Splits reduce the number of County Bank Corp's stockholders to below 300 and, concurrently with the filing of this Final Amendment, County Bank Corp is filing a Form 15 with the SEC to terminate the registration of the Common Shares and to suspend County Bank Corp's reporting obligations with the SEC.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2006

                                            COUNTY BANK CORP


                                            By: /s/ Curt Carter
                                                --------------------------------
                                                Name: Curt Carter
                                                Title: President

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